SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date June 28, 2007_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated June 28, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: June 28, 2007

DIABETES DRUG DISTRIBUTION EXPANDING

Vancouver, B.C., June 28, 2007 - Biotech Holdings (the "Company", TSXV: BIO; OTC BB: BIOHF) reports that it is expanding distribution of its Sucanon diabetes drug in Mexico and other markets.

The Company took over Sucanon distribution from an appointed marketing company in September, 2006 and currently distributes through more than ten chains. Retail chains distributing Sucanon include big-box retailer Wal-Mart and drugstore chains Farmacias Benavides and Farmacias del Ahorro. Catalog and call-center sales to better-off customers are conducted principally through Internacional de Productos. Overall, the distribution system that has been created allows Sucanon to be offered to Type II diabetics through approximately 2,000 retail outlets.

The Company is also working to improve the availability of Sucanon to poorer sectors of the Mexican population, who cannot afford to buy regularly at normal retail prices. Earlier this month, the Company participated by invitation at a "Diabetes and Society National Meeting" organized by the Mexican Social Security Institute (Instituto Mexicano del Seguro Social or IMSS) to find channels and methods by which government support for purchasing of Sucanon can be extended among the less well-off. The IMSS is a government institution which is involved in providing medical care for approximately 48 million people.

The Mexican Diabetes Federation recently expressed support for Sucanon in an overview of insulin senstizers (see (see Endorsements at

http://www.sucanonhealth.com/section.asp?pageid=4107).

Biotech recently signed a distribution agreement covering four markets in Latin America see http://www.biotechltd.com/investor/read_news.asp?newsid=904 and is continuing to pursue distribution discussions in a number of Latin American markets including Brazil and Argentina as well as in some markets outside Latin America.

The Company also sells Sucanon, primarily to diabetics outside Mexico, through its website, see www.sucanonhealth.com.

For further information, contact Austin Rand at Biotech Holdings, 1 888 216 111 (toll-free) 8a.m. to 4 p.m. Pacific time. For background information on Biotech Holdings, or to receive news updates, see www.biotechltd.com. The Company can be reached by calling 604 295 1119.

This release has been approved by the Board of Directors of Biotech Holdings.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Robert B. Rieveley, Pres.

On behalf of the Board of Directors

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.